Mark A. Medearis T: +1 650 843 5040 mmedearis@cooley.com	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Mobile Iron, Inc. in connection with Registration on Form S-1 (File No. 333-195089)

May 22, 2014	VIA EDGAR and OVERNIGHT DELIVERY

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Re:	Mobile Iron, Inc.
Registration Statement on Form S-1
File No. 333-195089

Dear Mr. Spirgel:

We are submitting this letter on behalf of Mobile Iron, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-195089) (the “Registration Statement”). Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83, and the Freedom of Information Act.

The purpose of this letter is to notify the Staff that the lead underwriters for the offering have advised the Company that they expect to recommend a price range between $[****]1 and $[****]2 per share (the “Preliminary IPO Price Range”) after reflecting an expected 7-for-5 reverse stock split which is not yet reflected in the Registration Statement ($[****]3 to [****]4 on a pre-split basis). The Company expects to include the actual price range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process.

[1]	[****]–Confidential Treatment Requested by Mobile Iron, Inc.
[2]	[****]–Confidential Treatment Requested by Mobile Iron, Inc.
[3]	[****]–Confidential Treatment Requested by Mobile Iron, Inc.
[4]	[****]–Confidential Treatment Requested by Mobile Iron, Inc.

[****] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

3175 HANOVER STREET,   PALO ALTO, CA   94303   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM

May 22, 2014 Page Two	*FOIA Confidential Treatment Request* Confidential Treatment Requested by Mobile Iron, Inc. in connection with Registration on Form S-1 (File No. 333-195089)

The valuation of the Company’s common stock of $7.35 per share (after taking into account the 7-for-5 reverse stock split; $5.25 per share based on the pre-split shares), as determined by the Company’s Board of Directors on May 16, 2014, included a liquidity discount of 11%, which reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering, while the Preliminary IPO Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public offering market without liquidity and marketability discounts. [****]5 The Company believes that any increase in the fair value of its common stock from the May 16, 2014 valuation to the Preliminary IPO Price Range, if obtained, would be due solely to the absence of these liquidity and marketability discounts.

**********

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 843-5040.

Respectfully submitted,

/s/ Mark A. Medearis

Mark A. Medearis

Cooley LLP

[5]	[****]–Confidential Treatment Requested by Mobile Iron, Inc.

[****] CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS, HAS BEEN

OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

3175 HANOVER STREET,   PALO ALTO, CA   94303   T: (650) 843-5000   F: (650) 849-7400   WWW.COOLEY.COM